EXHIBIT 99.2

Teck Resources Limited

Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2013

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditor’s report.

Donald R. Lindsay
President and Chief Executive Officer

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer

February 17, 2015

Independent Auditor’s Report

To the Shareholders of Teck Resources Limited

We have completed integrated audits of Teck Resources Limited’s (the “Company”) December 31, 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Teck Resources Limited, which comprise the consolidated balance sheets as at December 31, 2014 and 2013 and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits as at December 31, 2014 and 2013 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Teck Resources Limited as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited the Company’s internal control over financial reporting as at December 31, 2014 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Teck Resources Limited maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
February 17, 2015
Vancouver, British Columbia

Teck Resources Limited
Consolidated Statements of Income
Years ended December 31

(CAD$ in millions, except for share data)	2014	2013

Revenue	$8,599	$9,382

Cost of sales	(7,071)	(6,956)

Gross profit	1,528	2,426

Other operating expenses
General and administration	(119)	(129)
Exploration	(60)	(86)
Research and development	(20)	(18)
Other operating income (expense) (Note 6)	(281)	(216)

Profit from operations	1,048	1,977

Finance income (Note 7)	4	13
Finance expense (Note 7)	(304)	(339)
Non-operating income (expense) (Note 8)	(21)	(6)
Share of losses of associates and joint ventures	(3)	(2)

Profit before tax	724	1,643

Provision for income taxes (Note 16)	(342)	(633)

Profit for the year	$382	$1,010

Profit attributable to:
Shareholders of the company	$362	$961
Non-controlling interests	20	49

Profit for the year	$382	$1,010
Earnings per share (Note 19(g))
Basic	$0.63	$1.66

Diluted	$0.63	$1.66

Weighted average shares outstanding (millions)	576.2	578.3

Shares outstanding at end of year (millions)	576.1	576.3

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Comprehensive Income
Years ended December 31

(CAD$ in millions)	2014	2013

Profit for the year	$382	$1,010

Other comprehensive income (loss) in the year
Items that may be reclassified to profit
Currency translation differences (net of taxes of $82 and $64)	132	142
Change in fair value of available-for-sale financial instruments (net of taxes of $nil and $nil)	(1)	5
Cash flow hedges (net of taxes of $nil and $1)	(2)	(2)

	129	145
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $nil and $(110))	28	221

Total other comprehensive income for the year	157	366

Total comprehensive income for the year	$539	$1,376

Total other comprehensive income attributable to:
Shareholders of the company	$149	$360
Non-controlling interests	8	6

	$157	$366

Total comprehensive income attributable to:
Shareholders of the company	$511	$1,321
Non-controlling interests	28	55

	$539	$1,376

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Cash Flows
Years ended December 31

(CAD$ in millions)	2014	2013

Operating activities
Profit for the year	$382	$1,010
Items not affecting operating cash flows:
Depreciation and amortization	1,344	1,233
Provision for (recovery of) deferred income taxes	(55)	106
Share of losses of associates and joint ventures	3	2
Loss (gain) on sale of investments and assets	2	(43)
Foreign exchange losses	9	12
Finance expense	304	339
Other	15	(16)

	2,004	2,643
Net change in non-cash working capital items	274	235

	2,278	2,878
Investing activities
Purchase of property, plant and equipment	(1,498)	(1,858)
Capitalized production stripping costs	(715)	(744)
Expenditures on financial investments and other assets	(44)	(325)
Proceeds from the sale of investments and other assets	34	502

	(2,223)	(2,425)
Financing activities
Issuance of debt	12	–
Repayment of debt	(70)	(39)
Debt interest paid	(381)	(355)
Issuance of Class B subordinate voting shares	–	1
Purchase and cancellation of Class B subordinate voting shares	(5)	(176)
Dividends paid	(518)	(521)
Distributions to non-controlling interests	(23)	(38)

	(985)	(1,128)

Effect of exchange rate changes on cash and cash equivalents	187	180

Decrease in cash and cash equivalents	(743)	(495)

Cash and cash equivalents at beginning of year	2,772	3,267

Cash and cash equivalents at end of year	$2,029	$2,772
Supplemental cash flow information (Note 9)

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Balance Sheets

	December 31,	December 31,
(CAD$ in millions)	2014	2013

ASSETS
Current assets
Cash and cash equivalents (Note 9)	$2,029	$2,772
Current income taxes receivable	100	71
Trade accounts receivable	1,036	1,232
Inventories (Note 10)	1,752	1,695

	4,917	5,770

Financial and other assets (Note 11)	894	746
Investments in associates and joint ventures	32	24
Property, plant and equipment (Note 12)	28,925	27,811
Deferred income tax assets (Note 16)	361	164
Goodwill (Note 13)	1,710	1,668

	$36,839	$36,183
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities (Note 14)	$1,663	$1,784
Dividends payable (Note 19(i))	259	259
Current income taxes payable	59	61
Debt (Note 15)	428	59

	2,409	2,163

Debt (Note 15)	8,013	7,664
Deferred income tax liabilities (Note 16)	6,091	5,908
Retirement benefit liabilities (Note 17)	572	479
Other liabilities and provisions (Note 18)	918	1,158

	18,003	17,372
Equity
Attributable to shareholders of the company	18,606	18,597
Attributable to non-controlling interests	230	214

	18,836	18,811

	$36,839	$36,183

Contingencies (Note 21)
Commitments (Note 22)

Approved on behalf of the Board of Directors

“Hugh J. Bolton”	“Janice G. Rennie”
Hugh J. Bolton, FCA	Janice G. Rennie, FCA
Chairman of the Audit Committee	Director

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Changes in Equity
Years ended December 31

(CAD$ in millions)	2014	2013

Class A common shares (Note 19)	$7	$7

Class B subordinate voting shares (Note 19)
Beginning of year	6,503	6,699
Share repurchases (Note 19(e))	(2)	(73)
Issued on exercise of options	1	1
Provision for tax benefit (Note 19(h))	–	(124)

End of year	6,502	6,503

Retained earnings
Beginning of year	11,853	11,291
Profit for the year attributable to shareholders of the company	362	961
Dividends declared	(518)	(518)
Share repurchases (Note 19(e))	(2)	(102)
Remeasurements of retirement benefit plans	28	221

End of year	11,723	11,853

Contributed surplus
Beginning of year	130	113
Share option compensation expense (Note 19(c))	20	18
Transfer to Class B subordinate voting shares on exercise of options	(1)	(1)

End of year	149	130

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 19(f))
Beginning of year	104	(35)
Other comprehensive income	149	360
Less remeasurements of retirement benefit plans recorded in retained earnings	(28)	(221)

End of year	225	104

Non-controlling interests (Note 20)
Beginning of year	214	189
Profit for the year attributable to non-controlling interests	20	49
Other comprehensive income	8	6
Other	11	8
Distributions	(23)	(38)

End of year	230	214

Total equity	$18,836	$18,811

The accompanying notes are an integral part of these financial statements.
.

Notes to Consolidated Financial Statements
Years ended December 31, 2014 and 2013

1.	Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us, or our) are engaged in mining and related activities including exploration, development, processing, smelting, refining and reclamation. Our major products are steelmaking coal, copper, zinc and lead. We also produce precious metals, molybdenum, electrical power, fertilizers and other metals. Metal products are sold as refined metals or concentrates. We also own an interest in a wind power facility and in certain oil sands leases and have a partnership interest in an oil sands development project now under construction.

Teck Resources Limited is a Canadian corporation and our registered office is at 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2.	Basis of Preparation and New IFRS Pronouncements

a)	Basis of Preparation

These annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These financial statements were prepared by management and were approved by the Board of Directors on February 17, 2015.

b)	Adoption of New IFRS Pronouncements

We adopted IFRIC 21, Levies (IFRIC 21) on January 1, 2014 with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Levies are imposed by governments in accordance with legislation and do not include income taxes, which are accounted for under IAS 12, Income Taxes or fines or other penalties imposed for breaches of legislation. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. An example of a common levy is property tax.

IFRIC 21 defines an obligating event as the activity that triggers the payment of the levy, as identified by legislation. A liability to pay a levy is recognized at the date of the obligating event, which may be at a point in time or over a period of time. The fact that an entity is economically compelled to continue to operate in the future, or prepares its financial statements on a going concern basis, does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

The adoption of IFRIC 21 did not affect our financial results or disclosures as our analysis determined that no changes were required to our existing accounting treatment of levies.

c)	New IFRS Pronouncements

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standards or interpretations in the annual period for which it is first required.

Revenue from Contracts with Customers

In May 2014, the IASB and the Financial Accounting Standards Board (FASB) completed their joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (US GAAP). As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) to replace IAS 18, Revenue and IAS 11, Construction Contracts and the related interpretations on revenue recognition.

2.	Basis of Preparation and New IFRS Pronouncements (continued)

The new revenue standard introduces a single, principles based, five-step model for the recognition of revenue when control of a good or service is transferred to the customer. The five steps are identify the contract(s) with the customer, identify the performance obligations in the contract, determine transaction price, allocate the transaction price and recognize revenue when the performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers and improves the comparability of revenue from contracts with customers.

IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. We are currently assessing the effect of this standard on our financial statements.

Financial Instruments

IFRS 9, Financial Instruments (IFRS 9), addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the completed version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedging section of the final IFRS 9 standard remains relatively unchanged from when the new hedging accounting section of IFRS 9 was first introduced in November 2013. The new hedge accounting model aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosure. The IASB currently has a separate project on macro hedging activities and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

The completed version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard and its related amendments on our financial statements.

3.	Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck Resources Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Limited (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Teck Coal Partnership (Teck Coal), Compañia Minera Teck Quebrada Blanca S.A. (Quebrada Blanca) and Compañia Minera Teck Carmen de Andacollo (Carmen de Andacollo).

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when we have existing rights that give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control, but do not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statements of income and comprehensive income.

Certain of our business activities are conducted through joint operations. Galore Creek Partnership (Galore Creek, 50% share), Fort Hills Energy Limited Partnership (Fort Hills, 20% share), Waneta Dam (66.7% share) and Wintering Hills Wind Power Facility (30% share, which increased to 49% in January of 2015) all operate in Canada and Compañia Minera Antamina (Antamina, 22.5%) operates in Peru. Our interests in these joint operations are accounted for by recording our share of the respective assets, liabilities, revenue, expenses and cash flows.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which we have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which we have rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Associates and Joint Ventures.” Joint operations are accounted for by recognizing our share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in our consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which we exercise significant influence and which we do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures as determined in accordance with the policy “Interests in Joint Arrangements” are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s or joint venture’s net assets such as dividends.

Our proportionate share of the associate’s or joint venture’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and our associate’s or joint venture’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

3.	Summary of Significant Accounting Policies (continued)

If our share of the associate’s or joint venture’s losses equals or exceeds our investment in the associate or joint venture, recognition of further losses is discontinued. After our interest is reduced to zero, additional losses will be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, we resume recognizing our share of those profits only after our share of the profits equals the share of losses not recognized.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, we determine if there is a need to record an impairment in relation to the associate or joint venture.

Foreign Currency Translation

The functional currency for each of our subsidiaries and for joint operations, joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

The functional currency of Teck Resources Limited, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation. Items in the statement of income are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items in the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on net debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income.

Exchange differences that arise relating to long term intra-group balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income.

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income.

Revenue Recognition

Sales of product, including by-product, are recognized in revenue when there is persuasive evidence that all of the following criteria have been met: the significant risks and rewards of ownership pass to the customer, neither continuing managerial involvement nor effective control remains over the goods sold, the selling price and costs to sell can be measured reliably, and it is probable that the economic benefits associated with the sale will flow to us. All of these criteria are generally met by the time the significant risks and rewards of ownership pass to the customer. Royalties related to production are recorded in cost of sales.

For sales of steelmaking coal and a majority of sales of metal concentrates, significant risks and rewards of ownership generally pass to the customer when the product is loaded onto a carrier specified by the customer. We generally retain title to these products until we receive the first contracted payment, solely to protect the collectability of the amounts due to us, which are typically received shortly after loading. A minority of metal concentrate sales are made on consignment. For these transactions, significant risks and rewards of ownership pass to the customer at the time the product is consumed in the customer’s processes.

For sales of refined metal, significant risks and rewards of ownership generally pass to the customer when the product is loaded onto a carrier specified by the customer. For these products loading generally coincides with the transfer of title.

Steelmaking coal is sold under spot, quarterly or annual pricing contracts, and pricing is final when product is delivered.

3.	Summary of Significant Accounting Policies (continued)

The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, the price is determined on a provisional basis at the date of sale and revenue is recorded at that time based on current market prices.

Adjustments are made to the customer receivable in subsequent periods based on movements in quoted market prices up to the date of final pricing. As a result, the value of our cathode and concentrate sales receivables changes as the underlying commodity market prices vary and this adjustment mechanism has the characteristics of a derivative. Accordingly, the fair value of the embedded derivative is adjusted each reporting period by reference to forward market prices and the changes in fair value are recorded as an adjustment to other operating income (expense).

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is designated as loans and receivables. Cash equivalents are classified as available-for-sale.

Trade receivables and payables

Trade receivables and payables are non-interest bearing if paid on schedule and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Where necessary, trade receivables are net of allowances for uncollectable amounts. We may enter into transactions to sell trade receivables to third parties. If the risks and rewards of ownership of the receivables are transferred to the purchaser, we account for the transaction as a sale and derecognize the trade receivables. If significantly all of the risks and rewards of ownership of the receivables are neither transferred nor retained, we account for the transaction as a sale and derecognize the trade receivables if we have not retained control over the receivables.

Investments in marketable securities

Investments in marketable securities are designated as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income until investments are disposed of or when there is objective evidence of an impairment in value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

At each balance sheet date, we assess for any objective evidence of an impairment in value of our investments and record such impairments in profit for the period. If an impairment of an investment in a marketable equity security has been recorded in profit, it cannot be reversed in future periods prior to sale.

Debt

Debt is initially recorded at total proceeds received less direct issuance costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other operating income (expense) or non-operating income (expense) in profit depending on the nature of the derivative. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

3.	Summary of Significant Accounting Policies (continued)

Hedging

Certain derivative investments may qualify for hedge accounting. For fair value hedges, any gains or losses on both the hedged item and the hedging instrument are recognized in profit.

For cash flow hedges, any unrealized gains and losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit upon settlement of the hedging instrument, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposal of a foreign operation being hedged.

Inventories

Finished products, work in-process and raw materials inventories are valued at the lower of weighted average cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in-process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

For work in-process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

We use both joint-product and by-product costing for work in-process and finished product inventories. Joint costing is applied where the profitability of the operations is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of weighted average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production, and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production, and plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

•	Buildings and equipment (not used in production)	3 – 40 years

•	Plant and equipment (smelting operations)	4 – 30 years

3.	Summary of Significant Accounting Policies (continued)

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the ore body; the component of the ore body to which access has been improved can be identified; and the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for a component, the excess is capitalized as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine generally only improves access to the reserves of the same component, capitalized waste rock stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Underground mine development costs are depreciated using the block depreciation method where development costs associated with each distinct section of the mine are depreciated over the reserves to which they relate.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, exist or are near a specific property with a defined resource and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties and leases within property, plant and equipment.

Development costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sands properties are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized development costs for oil sands properties are reclassified to mineral properties and leases within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment, and depreciation commences when the asset is available for its intended use.

Impairment of non-current assets

The carrying amounts of assets included in property, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s or cash generating unit’s carrying amount exceeds the recoverable amount, and is recorded as an expense immediately.

3.	Summary of Significant Accounting Policies (continued)

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted. Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets, when a binding sale agreement is not readily available, fair value less costs of disposal is estimated using a discounted cash flow approach. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate.

Indicators of impairment and impairment of exploration and evaluation assets or oil sands development costs are assessed on a project-by-project basis or as part of the existing operation to which they relate.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into profit immediately.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use. We begin capitalizing borrowing costs when there are general or specific borrowings, expenditures are incurred, and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. In addition, we cease capitalization of borrowing costs when there is suspension of activities to prepare an asset for its intended use or sale. Capitalization recommences when the activities are no longer suspended. Capitalized borrowing costs are amortized over the useful life of the related asset.

Leased assets

Leased assets in which we receive substantially all of the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet.

Assets under operating leases are not capitalized, and rental payments are expensed based on the terms of the lease.

Goodwill

We allocate goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the carrying amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment. Testing is also performed when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

3.	Summary of Significant Accounting Policies (continued)

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, Income Taxes and are recognized in the statement of income, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted or substantively enacted less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences (the difference between the tax and accounting values of assets and liabilities) and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of tax rate changes is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities in a particular jurisdiction will be available against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, that affects neither accounting profit nor taxable profit.

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected health care costs and retirement dates of employees.

Vested and unvested costs arising from past service following the introduction of changes to a defined benefit plan are recognized immediately as an expense when the changes are made.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of asset ceiling rules and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus in the defined benefit plan and the asset ceiling. The asset ceiling is the funded status of the plan on an accounting basis, less the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan. We only have asset ceilings in our registered pension plans.

We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on their function, current service costs and past service costs are included in either operating expenses or general and administration expenses.

3.	Summary of Significant Accounting Policies (continued)

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide health care benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by us as they become due.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to profit over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to profit over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred, restricted and performance share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units have an additional vesting factor determined by our total shareholder return in comparison to a group of specified companies. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price. Our performance share units will additionally be adjusted by our total shareholder return in comparison to a group of specified companies.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. This decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit. This unwinding of the discount is charged to finance expense in the statement of income.

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset which generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs and, as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized retirement cost.

Environmental disturbance restoration provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to profit in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit in the period of adjustment.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

3.	Summary of Significant Accounting Policies (continued)

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from contributed surplus and retained earnings on a pro-rata basis.

Research and Development

Research costs are expensed as incurred. Development costs are only capitalized when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and we are committed to, and have the resources to, complete the project.

Earnings per Share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

4.	Critical Accounting Estimates and Judgments

In preparing these consolidated financial statements, we make estimates and judgments that affect the amounts recorded. Actual results could differ from our estimates. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. The estimates and judgments that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities are outlined below.

Impairment Testing

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Impairment testing is based on discounted cash flow models prepared by internal experts with assistance from third-party advisors when required. Note 13 outlines the significant inputs used when performing goodwill and other asset impairment testing. The inputs used are based on management’s best estimates of what an independent market participant would consider appropriate and are reviewed by senior management. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges recorded in the statement of income and the resulting carrying values of assets.

Joint Arrangements

We are a party to a number of arrangements in which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset during its life, acquisition, expansion and dispositions of assets and financing, operating and capital decisions to be the most relevant. We may also consider activities including the approval of budgets, appointment of key management personnel, representation on the board of directors and other items.

4.	Critical Accounting Estimates and Judgments (continued)

If we conclude that we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement, and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. In such circumstances, we may consider the application of other facts and circumstances to conclude that a joint arrangement is a joint operation is appropriate. This conclusion requires judgment and is specific to each arrangement. We have applied the use of other facts and circumstances to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements are the provisions for output to the parties of the joint arrangements. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this, combined with other factors, gives us direct rights to the assets and obligations for the liabilities of these arrangements, proportionate to our ownership interests.

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, in performing impairment testing and in forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could affect the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions

The decommissioning and restoration provision is based on future cost estimates using information available at the balance sheet date. The decommissioning and restoration provision is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate. The decommissioning and restoration provision requires other significant estimates and assumptions including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

Current and Deferred Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

4.	Critical Accounting Estimates and Judgments (continued)

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. Judgment is also required on the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

5.	Expenses by Nature

(CAD$ in millions)	2014	2013
Wages and salaries	$919	$894
Wage-related costs	249	225
Bonus payments	126	141
Post-employment benefits and pension costs	67	85
Transportation	1,355	1,350
Depreciation and amortization	1,344	1,233
Raw material purchases	729	890
Fuel and energy	811	757
Operating supplies	620	498
Maintenance and repair supplies	585	649
Contractors and consultants	503	584
Overhead costs	243	239
Royalties	246	162
Other operating costs	87	99

	7,884	7,806

Less:
Production stripping and other capitalized costs	(718)	(750)
Change in inventory	104	133

Total cost of sales, general and administration, exploration and research and development expenses	$7,270	$7,189

6.	Other Operating Income (Expense)

(CAD$ in millions)	2014	2013

Settlement pricing adjustments (Note 24(b))	$(130)	$(62)
Share-based compensation	(12)	(22)
Environmental costs	(32)	(27)
Social responsibility and donations	(15)	(30)
Loss on operating assets	(2)	(33)
Care and maintenance	(22)	(10)
Commodity derivatives (Note 24(b))	(7)	2
Provision for closed properties	2	1
Impairment of operating assets	(18)	–
Restructuring	(11)	–
Other	(34)	(35)

	$(281)	$(216)

7.	Finance Income and Finance Expense

(CAD$ in millions)	2014	2013

Finance income
Investment income	$4	$13

Total finance income	$4	$13

Finance expense
Debt interest	$384	$358
Financing fees and discount amortization	7	6
Net interest expense on retirement benefit plans	16	29
Accretion on decommissioning and restoration provisions (Note 18(a))	70	69
Other	10	11

	487	473

Less capitalized borrowing costs (Note 12)	(183)	(134)

Total finance expense	$304	$339

8.	Non-Operating Income (Expense)

(CAD$ in millions)	2014	2013

Gain on sale of investments	$1	$42
Provision for marketable securities	(8)	(32)
Foreign exchange losses	(9)	(12)
Other derivative losses	(1)	(2)
Other	(4)	(2)

	$(21)	$(6)

9.	Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2014	December 31, 2013

Cash and cash equivalents
Cash	$378	$174
Money market investments with maturities from
the date of acquisition of three months or less	1,651	2,598

	$2,029	$2,772

(CAD$ in millions)	2014	2013

Net change in non-cash working capital items
Trade accounts receivable and taxes receivable	$239	$199
Inventories	133	93
Trade accounts payable and other liabilities and taxes payable	(98)	(57)

	$274	$235

Income taxes paid	$406	$425

10.	Inventories

(CAD$ in millions)	December 31, 2014	December 31, 2013

Raw materials	$197	$295
Supplies	595	598
Work in-process	533	415
Finished products	486	444

	1,811	1,752

Less long term portion (Note 11)	(59)	(57)

	$1,752	$1,695

Cost of sales of $7.1 billion (2013 – $7.0 billion) include $6.5 billion (2013 – $6.4 billion) of inventories recognized as an expense during the year.

Total inventories held at net realizable value amounted to $105 million at December 31, 2014 (December 31, 2013 – $64 million). Cost of sales included $118 million (2013 - $11 million) of inventory write-downs during the year.

Long term inventories consist of ore stockpiles and other in-process materials that are not planned to be processed within one year.

11.	Financial and Other Assets

(CAD$ in millions)	December 31, 2014	December 31, 2013

Long term receivables and deposits	$219	$204
Available-for-sale marketable equity securities carried at fair value	270	260
Pension plans in a net asset position (Note 17(a))	233	111
Long term portion of inventories (Note 10)	59	57
Intangibles	81	85
Other	32	29

	$894	$746

12.	Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties and Leases	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In-Progress	Total

At December 31, 2012
Cost	$1,853	$19,170	$9,690	$1,280	$958	$32,951
Accumulated depreciation	–	(2,903)	(4,768)	(343)	–	(8,014)

Net book value	$1,853	$16,267	$4,922	$937	$958	$24,937

Year ended December 31, 2013

Opening net book value	$1,853	$16,267	$4,922	$937	$958	$24,937
Additions	161	123	627	801	1,207	2,919
Fort Hills change in accounting method (a)	–	850	19	–	197	1,066
Disposals	–	–	(4)	–	–	(4)
Depreciation and amortization	–	(497)	(457)	(313)	–	(1,267)
Decommissioning and restoration
provision change in estimate	–	(337)	(24)	–	–	(361)
Capitalized borrowing costs	–	63	–	–	71	134
Other	11	(12)	(10)	–	–	(11)
Exchange differences	41	206	126	15	10	398

Closing net book value	$2,066	$16,663	$5,199	$1,440	$2,443	$27,811

At December 31, 2013
Cost	$2,066	$20,090	$10,394	$2,102	$2,443	$37,095
Accumulated depreciation	–	(3,427)	(5,195)	(662)	–	(9,284)

Net book value	$2,066	$16,663	$5,199	$1,440	$2,443	$27,811

Year ended December 31, 2014

Opening net book value	$2,066	$16,663	$5,199	$1,440	$2,443	$27,811
Additions	108	59	485	775	796	2,223
Disposals	–	–	(14)	–	–	(14)
Depreciation and amortization	–	(551)	(559)	(442)	–	(1,552)
Transfers	–	–	1,054	–	(1,054)	–
Decommissioning and restoration
provision change in estimate	–	(284)	(6)	–	–	(290)
Capitalized borrowing costs	–	70	–	–	113	183
Other	–	41	(60)	–	(3)	(22)
Exchange differences	60	302	188	29	7	586

Closing net book value	$2,234	$16,300	$6,287	$1,802	$2,302	$28,925

At December 31, 2014
Cost	$2,234	$20,349	$11,942	$2,916	$2,302	$39,743
Accumulated depreciation	–	(4,049)	(5,655)	(1,114)	–	(10,818)

Net book value	$2,234	$16,300	$6,287	$1,802	$2,302	$28,925

12.	Property, Plant and Equipment (continued)

a)       On October 30, 2013, the partners in Fort Hills announced that construction of the project would proceed. At that date certain amendments were made to the Limited Partnership Agreement, Unanimous Shareholder Agreement and the Fort Hills Oil Sands Project Operating Services Contract. The changes to these agreements required a reassessment of the accounting for our investment in Fort Hills. As a result of the changes made to the agreements for this arrangement, we have concluded that we now have rights to the assets and obligations for the liabilities of Fort Hills. Accordingly, from October 30, 2013 forward, we have accounted for our interest in Fort Hills as a joint operation and recorded our share of the assets, liabilities, revenue, expenses and cash flows of the operation. Prior to the amendment of the project agreements on October 30, 2013, we accounted for our investment in Fort Hills as an associate using the equity method. Our share of Fort Hills losses was nil to October 30, 2013.

b)       The carrying value of property, plant and equipment held under finance lease at December 31, 2014 is $154 million (2013 – $186 million). Ownership of leased assets remains with the lessor.

Borrowing costs are capitalized at a rate based on our cost of borrowing or at the rate on the project-specific debt, as applicable. These projects are shown as part of mineral properties and leases, land, buildings, plant and equipment, or construction in-progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2014 was 4.9% (2013 – 4.9%).

Significant exploration and evaluation projects include Relincho, Galore Creek and oil sands properties.

13.	Goodwill

(CAD$ in millions)	Coal Operations	Quebrada Blanca	Carmen de Andacollo	Total

January 1, 2013	$1,203	$305	$129	$1,637
Foreign exchange translation	–	22	9	31

December 31, 2013	$1,203	$327	$138	$1,668
Foreign exchange translation	–	29	13	42

December 31, 2014	$1,203	$356	$151	$1,710

The allocation of goodwill to cash generating units or groups of cash generating units reflects how goodwill is monitored for internal management purposes.

We have performed our annual goodwill impairment testing and did not identify any impairment losses. The recoverable amounts for our goodwill impairment testing were determined based on a fair value less costs of disposal basis. The fair value less costs of disposal was calculated using a discounted cash flow methodology taking account of assumptions that would be made by market participants.

Cash flow projections are based on life of mine plans and exploration potential. For our coal operations, the cash flows cover periods from 14 to 50 years with a steady state thereafter until reserves and resources are exhausted. For Quebrada Blanca and Carmen de Andacollo, the cash flows cover periods of 45 years and 22 years, respectively, with a steady state thereafter until reserves and resources are exhausted.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time as the cash flows are significantly affected by the key assumptions described below.

The key inputs used to determine fair value less costs of disposal are as follows:

Commodity Prices

Commodity price assumptions are based on internal forecasts, which are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers, to ensure they are within the range of values used by market participants.

13.	Goodwill (continued)

Reserves and Resources

Future mineral production is included in projected cash flows based on mineral reserve and resource estimates and exploration and evaluation work, undertaken by appropriately qualified persons. These estimates are based upon commodity price assumptions at or below the commodity prices noted in the sensitivity analysis below.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subject to on-going optimization and review by management.

Discount Rates

Discount rates used are based on the weighted average cost of capital for a mining industry peer group and are calculated with reference to current market information. Adjustments to the rate are made for any risks that are not reflected in the underlying cash flows. A 5.9% real, 8.1% nominal, post-tax discount rate was used to discount cash flow projections for our coal operations, Quebrada Blanca and Carmen de Andacollo.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants.

Inflation Rates

Inflation rates are based on average historical inflation rates for the location of each operation and long term government bond yields. Inflation rates are benchmarked with external sources of information and are within a range used by market participants.

Sensitivity Analysis

Our annual goodwill impairment test carried out as at October 31, 2014 resulted in the recoverable amount of Carmen de Andacollo exceeding its carrying value by approximately $492 million. The recoverable amount is most sensitive to commodity price assumptions and is based on an average of US$3.12 per pound for copper over the next three years escalating to a real long term copper price of US$3.50 per pound. A 12% decrease in the long term price assumption would result in the recoverable amount equalling the carrying value.

Our annual goodwill impairment test resulted in the recoverable amount of our coal operations exceeding their carrying value by approximately $7.5 billion. The recoverable amount is most sensitive to the long term commodity price assumption and is based on a long term coal price of US$185 per tonne. A 22% decrease in the long term price assumption would result in the recoverable amount equalling the carrying value.

The recoverable amount for Quebrada Blanca significantly exceeded the carrying amount at the date of our annual impairment test.

14.	Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2014	December 31, 2013

Trade accounts payable and accruals	$793	$890
Capital project accruals	287	366
Payroll-related liabilities	182	178
Accrued interest	155	144
Commercial and government royalties	146	113
Current portion of provisions (Note 18(a))	73	76
Current portion of derivative liabilities (Note 18)	18	3
Other	9	14

	$1,663	$1,784

15.	Debt

(CAD$ in millions)	December 31, 2014		December 31, 2013

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

5.375% notes due October 2015 (US$300 million)	$348	$358	$318	$342
3.15% notes due January 2017 (US$300 million)	347	356	318	330
3.85% notes due August 2017 (US$300 million)	345	360	315	338
2.5% notes due February 2018 (US$500 million)	577	569	528	537
3.0% notes due March 2019 (US$500 million)	577	567	527	530
4.5% notes due January 2021 (US$500 million)	576	581	528	538
4.75% notes due January 2022 (US$700 million)	807	796	739	753
3.75% notes due February 2023 (US$750 million)	859	788	787	745
6.125% notes due October 2035 (US$700 million)	796	752	729	731
6.0% notes due August 2040 (US$650 million)	750	672	688	668
6.25% notes due July 2041 (US$1,000 million)	1,147	1,075	1,051	1,078
5.2% notes due March 2042 (US$500 million)	572	491	524	473
5.4% notes due February 2043 (US$500 million)	573	490	526	494
Antamina senior revolving credit facility due April 2015 (a)	26	26	24	24
Other	141	141	121	121

	8,441	8,022	7,723	7,702

Less current portion of long term debt	(428)	(438)	(59)	(59)

	$8,013	$7,584	$7,664	$7,643

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 25).

All obligations under our notes are directly guaranteed by TML except for the 5.375% and 6.125% notes which are supported by an arrangement similar in effect to a guarantee pursuant to which the trustee under these notes will, in the event of a default under the governing indenture, have the right to make a demand against TML in an amount equal to the amount due under the notes.

15.	Debt (continued)

a)	Antamina Facility

The Antamina revolving credit facility is our proportionate share of Antamina’s revolving term bank facility with full repayment due at maturity in April 2015 and is the obligation of Antamina. The facility, which is denominated in U.S. dollars, is non-recourse to us and the other Antamina project sponsors; advances may be prepaid and re-borrowed during its term. The outstanding amount under the facility bears interest at LIBOR plus 1.9%.

b)	Optional Redemptions

All of our outstanding notes are callable at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread. The 2023, 2042 and 2043 notes issued in 2012 are callable at 100% at any time on or after November 1, 2022, September 1, 2041 and August 1, 2042 respectively. The 2022 and 2041 notes issued in 2011 are callable at 100% at any time on or after October 15, 2021 and January 15, 2041 respectively. The 2021 notes are callable at 100% on or after October 15, 2020 and the 2040 notes are callable at 100% on or after February 15, 2040.

c)	Revolving Facilities

At December 31, 2014, we had an undrawn US$3.0 billion committed revolving credit facility that is available until July 2019. Any amounts drawn under the revolving credit facility can be repaid at any time, are due in full at maturity and are guaranteed by TML. Any outstanding amounts under the facility bear interest at LIBOR plus an applicable margin based on our credit ratings. The facility requires that our total debt to total capitalization ratio not exceed 0.5 to 1. As at December 31, 2014, we were in compliance with all debt covenants and default provisions.

We also had $213 million of uncommitted demand revolving credit facilities at December 31, 2014. Net of $91 million of letters of credit issued, the unused portion of these credit facilities is $122 million, which is available in the form of cash borrowings or letters of credit. In addition, we have issued stand-alone letters of credit for $985 million at December 31, 2014, for environmental and other financial security requirements.

At December 31, 2014 we had pledged $363 million (2013 – $113 million) as collateral for letters of credit. The cash held as collateral is available for our use upon five business days’ notice to the letter of credit issuer.

d)	Scheduled Principal Payments

At December 31, 2014 the scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)	US$	CAD$
2015	$369	$428
2016	6	7
2017	604	701
2018	503	584
2019	503	583
Thereafter	5,358	6,216

	$7,343	$8,519

16.	Income Taxes

a)	Provision for Income Taxes

(CAD$ in millions)	2014	2013

Current
Current taxes on profits for the year	$392	$507
Adjustments for current tax of prior periods	5	20

Total current tax	$397	$527

Deferred
Origination and reversal of temporary differences	$(108)	$79
Adjustments to deferred tax of prior periods	3	(54)
Tax losses not recognized (recognition of previously unrecognized losses)	13	6
Effect of newly enacted change in tax rates	37	75

Total deferred tax	$(55)	$106

	$342	$633

b)	Reconciliation of income taxes calculated at the statutory rates to the actual tax provision is as follows:

(CAD$ in millions)	2014	2013

Tax expense at the Canadian statutory income tax rate of 26.12% (2013 – 25.95%)	$189	$426

Tax effect of:
Resource taxes	62	150
Resource and depletion allowances	(83)	(60)
Non-temporary differences including one-half of capital gains and losses	19	1
Tax losses not recognized (recognition of previously unrecognized losses)	13	6
Effect of newly enacted change in tax rates	37	75
Withholding taxes	30	(2)
Difference in tax rates in foreign jurisdictions	70	51
Tax settlements	21	(18)
Revisions to prior year estimates	(14)	(16)
Other	(2)	20

	$342	$633

The Canadian statutory tax rate increased to 26.12% due to changes in provincial allocation.

c)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

(CAD$ in millions)	December 31, 2014	December 31, 2013

Deferred tax assets
Expected to be reversed after more than a year	$329	$152
Expected to be reversed within a year	32	12

	$361	$164
Deferred tax liabilities
Expected to be reversed after more than a year	$5,793	$5,676
Expected to be reversed within a year	298	232

	$6,091	$5,908

Net deferred tax liabilities	$5,730	$5,744

16.	Income Taxes (continued)

d)	The amount of deferred tax expense charged (credited) to the income statement is as follows:

(CAD$ in millions)	2014	2013

Net operating loss carryforwards	$(108)	$(209)
Capital allowances in excess of depreciation	341	784
Decommissioning and restoration provisions	48	(41)
Amounts relating to phase out of partnership deferrals	(96)	(86)
Unrealized foreign exchange losses	(92)	(65)
Investments in associates	–	(122)
Withholding taxes	(78)	(75)
Retirement benefit plans	(40)	(31)
Other temporary differences	(30)	(49)

	$(55)	$106

e)	Temporary differences giving rise to deferred income tax assets and liabilities are as follows:

(CAD$ in millions)	December 31, 2014	December 31, 2013

Net operating loss carryforwards	$479	$621
Property, plant and equipment	(50)	(466)
Decommissioning and restoration provisions	38	60
Amounts relating to phase out of partnership deferrals	(168)	(165)
Unrealized foreign exchange	–	42
Retirement benefit plans	21	–
Other temporary differences	41	72

Deferred income tax assets	$361	$164

Net operating loss carryforwards	$(787)	$(538)
Property, plant and equipment	7,350	6,556
Decommissioning and restoration provisions	(240)	(266)
Amounts relating to phase out of partnership deferrals	120	219
Unrealized foreign exchange	(134)	–
Withholding taxes	(20)	58
Retirement benefit plans	(90)	(71)
Other temporary differences	(108)	(50)

Deferred income tax liabilities	$6,091	$5,908

f)	The gross movement on the net deferred income tax account is as follows:

(CAD$ in millions)	2014	2013

As at January 1	$5,744	$5,377
Income statement change	(55)	106
Amounts recognized in equity (Note 19(h))	–	124
Tax charge relating to components of other comprehensive income	(78)	33
Foreign exchange and other differences	119	104

As at December 31	$5,730	$5,744

16.	Income Taxes (continued)

g)	Deferred Tax Liabilities Not Recognized

Deferred tax liabilities of $635 million (2013 – $610 million) have not been recognized on the unremitted earnings of controlled subsidiaries as the timing of remittance for these earnings is in our control and it is probable that these earnings will not be repatriated for the foreseeable future.

h)	Loss Carryforwards and Canadian Development Expenses

At December 31, 2014, we had $4.93 billion of Canadian federal net operating loss carryforwards (2013 – $4.43 billion). These loss carryforwards expire at various dates between 2015 and 2034. We also had $1.5 billion of cumulative Canadian development expenses at December 31, 2014 (2013 – $1.88 billion), which are deductible for income tax purposes on a declining balance basis at a maximum rate of 30% per year. The deferred tax benefits of these pools have been recognized.

i)	Deferred Tax Assets Not Recognized

We have not recognized $224 million (2013 – $232 million) of deferred tax assets in jurisdictions and entities that do not have established sources of taxable income.

j)	Sale of Fording Canadian Coal Trust Units

During the year, we recorded a deferred tax charge of $21 million arising from a settlement with the Canada Revenue Agency regarding the treatment of gains realized in 2008 on the sale of our interest in Fording Canadian Coal Trust.

17.	Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year it is earned by the employee.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees’ years of service and average annual remuneration. These plans are only available to certain qualifying employees. The plans are “flat-benefit” or “final-pay” plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. For these plans, deficits that are determined on an actuarial basis are funded over a period not to exceed five years. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from held-in-trust funds, there are also several unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans which provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded and we meet benefit obligations as they come due.

17.	Retirement Benefit Plans (continued)

a)	Actuarial Valuation of Plans

(CAD$ in millions)	2014		2013
	Defined	Non-Pension	Defined	Non-Pension
	Benefit	Post-	Benefit	Post-
	Pension	Retirement	Pension	Retirement
	Plans	Benefit Plans	Plans	Benefit Plans

Defined benefit obligation
Balance at beginning of year	$1,851	$407	$1,984	$500
Current service cost	43	10	47	12
Benefits paid	(118)	(13)	(103)	(10)
Interest expense	84	19	77	19
Obligation experience adjustments	6	(18)	23	(54)
Effect from change in financial assumptions	202	53	(189)	(62)
Effect from change in demographic assumptions	8	4	5	2
Foreign currency exchange rate changes	13	6	7	–

Balance at end of year	2,089	468	1,851	407

Fair value of plan assets
Fair value at beginning of year	1,991	–	1,729	–
Interest income	92	–	67	–
Return on plan assets, excluding amounts included
in interest income	187	–	156	–
Benefits paid	(118)	(13)	(103)	(10)
Contributions by the employer	65	13	134	10
Foreign currency exchange rate changes	11	–	8	–

Fair value at end of year	2,228	–	1,991	–

Funding surplus (deficit)	139	(468)	140	(407)

Effect of the asset ceiling
Balance at beginning of year	101	–	–	–
Interest on asset ceiling	5	–	–	–
Change in asset ceiling	(96)	–	101	–
Balance at end of year	10	–	101	–

Net accrued retirement benefit asset (liability)	$129	$(468)	$39	$(407)

Represented by:
Pension assets (Note 11)	$233	$–	$111	$–
Accrued retirement benefit liability	(104)	(468)	(72)	(407)

Net accrued retirement benefit asset (liability)	$129	$(468)	$39	$(407)

A number of the plans have a surplus totaling $10 million at December 31, 2014 (December 31, 2013 - $101 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

17.	Retirement Benefit Plans (continued)

We expect to contribute $31 million to our defined benefit pension plans in 2015 based on minimum funding requirements. The weighted average duration of the defined benefit obligation is 15 years.

Defined contribution expense for 2014 was $42 million (2013 – $39 million).

b)	Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	2014		2013
		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans

Discount rate	3.86%	3.94%	4.65%	4.77%
Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%
Initial medical trend rate	–	6.50%	–	7.00%
Ultimate medical trend rate	–	5.00%	–	5.00%
Years to reach ultimate medical trend rate	–	4	–	5

c)	Sensitivity of the defined benefit obligation to changes in the weighted average assumptions:

	2014

	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption

Discount rate	1.0%	Decrease by 13%	Increase by 15%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 2%	Decrease by 2%

	2013

	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption

Discount rate	1.0%	Decrease by 12%	Increase by 14%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 2%	Decrease by 2%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

17.	Retirement Benefit Plans (continued)

d)	Mortality Assumptions

Assumptions regarding future mortality are set based on management’s best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2014		2013
	Male	Female	Male	Female

Retiring at the end of the reporting period	85.0 years	87.5 years	84.8 years	87.1 years
Retiring 20 years after the end of the reporting period	86.1 years	88.5 years	86.3 years	87.9 years

e)	Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields and life expectancy.

Asset Volatility Risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in Bond Yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans’ bond holdings.

Life Expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans’ liabilities.

f)	Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan’s demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan’s funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

17.	Retirement Benefit Plans (continued)

The defined benefit pension plan assets at December 31, 2014 and 2013 are as follows:

(CAD$ in millions)	2014			2013

	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %

Equity securities	$1,094	–	49%	$1,017	–	51%
Debt securities	835	–	38%	703	–	35%
Real estate and other	88	211	13%	91	180	14%

18.	Other Liabilities and Provisions

(CAD$ in millions)	December 31, 2014	December 31, 2013

Provisions (a)	$858	$1,079
Derivative liabilities (net of current portion of $18 million (2013 – $3 million))	5	5
Other	55	74

	$918	$1,158

a)	Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2014:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other	Total

At January 1, 2014	$1,089	$66	$1,155
Settled during the year	(26)	(14)	(40)
Change in discount rate	(99)	–	(99)
Change in amount and timing of cash flows	(193)	10	(183)
Accretion	70	–	70
Exchange differences	24	4	28
At December 31, 2014	865	66	931
Less current provisions	(63)	(10)	(73)

Non-current provisions	$802	$56	$858

Decommissioning and Restoration Provisions

The decommissioning and restoration provision represents the present value of estimated costs for required future decommissioning and other site restoration activities. The majority of the decommissioning and site restoration expenditures occur at the end of the life of the related operation. Remaining lives of mines and infrastructure range from less than a year to over 100 years. Therefore, it is anticipated that a portion of these costs will be incurred over a period in excess of 100 years. In 2014, the decommissioning and restoration provision was calculated using nominal discount rates between 6.61% and 7.61%. We also used an inflation rate of 2.00% in our cash flow estimates. The decommissioning and restoration provision includes $102 million (2013 – $117 million) in respect of closed operations.

During the fourth quarter of 2014, we updated the cash flow estimates for our decommissioning and restoration provisions, primarily relating to selenium management at our coal mines. As a result of the change in estimate and increase in discount rate, the provision decreased by $331 million compared to the third quarter. The decrease of $161 million in the fourth quarter was related to cash flows and a decrease of $170 million was due to a change in the discount rate.

19.	Equity

a)	Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares (Class B shares) without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B share. In all other respects, the Class A common shares and Class B shares rank equally.

The attributes of the Class B shares contain so-called “coattail provisions,” which generally provide that, in the event that an offer (an Exclusionary Offer) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B shares on identical terms, then each Class B share will be convertible into one Class A common share.

The Class B shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “takeover bid,” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

b)	Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

	Class A	Class B Subordinate
Shares (in 000’s)	Common Shares	Voting Shares

At December 31, 2012	9,353	572,913

Options exercised (c)	–	225
Acquired and cancelled pursuant to normal course issuer bids (e)	–	(6,233)

At December 31, 2013	9,353	566,905

Options exercised (c)	–	115
Acquired and cancelled pursuant to normal course issuer bids (e)	–	(200)
Other	–	(25)

At December 31, 2014	9,353	566,795

c)	Share Options

Under our current share option plan, 10 million Class B shares have been set aside for the grant of share options to full-time employees, of which 2.9 million remain available for grant. The exercise price for each option is the closing price for our Class B shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B shares.

During the year ended December 31, 2014, we granted 3,205,905 Class B share options to employees. These share options have a weighted average exercise price of $26.22, vest in equal amounts over three years and have a term of 10 years.

19.	Equity (continued)

The weighted average fair value of Class B share options granted in the year was estimated at $7.36 per option (2013 – $9.77) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2014	2013

Weighted average exercise price	$26.22	$33.02
Dividend yield	3.43%	2.43%
Risk-free interest rate	1.62%	1.44%
Expected option life	4.2 years	4.2 years
Expected volatility	41%	43%
Forfeiture rate	2.44%	2.89%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2014		2013
		Weighted		Weighted
	Share	Average	Share	Average
	Options (in 000’s)	Exercise Price	Options (in 000’s)	Exercise Price

Outstanding at beginning of year	8,318	$33.19	6,853	$32.65
Granted	3,206	26.22	2,171	33.02
Exercised	(115)	4.15	(225)	4.15
Forfeited	(260)	31.56	(240)	39.26
Expired	(517)	36.25	(241)	37.11

Outstanding at end of year	10,632	$31.29	8,318	$33.19

Vested and exercisable at end of year	5,803	$33.04	5,102	$30.87

The average share price during the year was $22.19 (2013 – $28.02), with the highest Class B share price at $29.10 (2013 – $37.85) and the lowest Class B share price at $12.82 (2013 – $21.18).

Information relating to share options outstanding at December 31, 2014 is as follows:

Outstanding Share Options (in 000’s)	Exercise Price Range		Weighted Average Remaining Life of Outstanding Options (months)

1,153	$ 4.15 –	$ 12.35	50
3,205	$ 12.36 –	$ 33.19	109
2,738	$ 33.20 –	$ 35.53	70
2,743	$ 35.54 –	$ 49.17	64
793	$ 49.18 –	$ 58.80	74

10,632	$ 4.15 –	$ 58.80	78

Total share option compensation expense recognized for the year was $20 million (2013 – $18 million).

d)	Deferred Share Units, Restricted Share Units and Performance Share Units

We have issued and outstanding deferred share units, restricted share units and performance share units (collectively referred to as Units).

19.	Equity (continued)

Deferred Share Units (DSUs) and Restricted Share Units (RSUs) are granted to both employees and directors. Preferred Share Units (PSUs) are granted to employees only. The DSUs and RSUs entitle the holder to a cash payment equal to the market value of one Class B share at the time they are redeemed. The PSUs entitle the holder to a cash payment equal to a percentage of the weighted average trading price of one Class B share over 10 consecutive trading days prior to the time they are redeemed. The percentage varies from 0% to 200% and is based on our total shareholder return ranking compared to a group of specified companies.

RSUs and PSUs vest in three years. DSUs vest immediately for directors and in three years for employees. On retirement the units are pro-rated to reflect the period of vesting completed. Units vest on a pro-rata basis should employees be terminated without cause and are forfeited if employees resign or are terminated with cause.

DSUs may only be redeemed within 12 months from the date a holder ceases to be an employee or director, while RSUs and PSUs vest and are redeemed no later than three years measured from the date of the grant.

Additional units are issued to unit holders to reflect dividends paid on Class B subordinate voting share and other adjustments to Class B shares.

In 2014, we recognized a net recovery of compensation costs of $8 million for our Units (2013 – $4 million compensation costs recognized). The total liability and intrinsic value for vested Units as at December 31, 2014 was $31 million (2013 – $50 million).

At December 31, 2014, 1,454,338 DSUs (2013 – 1,415,621), 1,189,661 RSUs (2013 – 1,117,841) and 262,956 PSUs (2013 – nil) were outstanding, of which 1,347,454 DSUs (2013 – 1,306,454), 557,071 RSUs (2013 – 501,396) and 77,138 PSUs (2013 – nil) have vested.

e)	Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

Our current normal course issuer bid, which commenced on July 2, 2014, allows us to purchase up to 20 million Class B subordinate voting shares until July 1, 2015 or an earlier date if we complete all such purchases. No shares have been repurchased pursuant to our current issuer bid. During 2014, 200,000 shares were repurchased pursuant to our previous normal course issuer bid, which expired in June 2014.

19.	Equity (continued)

f)	Accumulated Other Comprehensive Income (Loss)

(CAD$ in millions)	2014	2013

Accumulated other comprehensive income (loss) — beginning of year	$106	$(39)
Currency translation differences:
Unrealized gains on translation of foreign subsidiaries	682	573
Foreign exchange differences on debt designated as a hedge of our
investment in foreign subsidiaries (net of taxes of $82 and $64)	(550)	(431)

	132	142
Available-for-sale financial assets:
Unrealized gains (net of taxes of $nil and $(2))	–	11
Gains reclassified to profit (net of taxes of $nil and $2)	(1)	(6)

	(1)	5
Derivatives designated as cash flow hedges:
Unrealized losses (net of taxes of $6 and $5)	(19)	(13)
Losses reclassified to profit on realization (net of taxes of $(6) and $(4))	17	11

	(2)	(2)

Remeasurements of retirement benefit plans (net of taxes of $nil and $(110))	28	221

Total other comprehensive income	157	366

Less remeasurements of retirement benefit plans recorded in retained earnings	(28)	(221)

Accumulated other comprehensive income — end of year	$235	$106

The components of accumulated other comprehensive income (loss) are as follows:

(CAD$ in millions)	2014	2013

Currency translation differences	$235	$103
Unrealized gains on available-for-sale financial assets (net of taxes of $nil and $nil)	4	5
Unrealized losses on cash flow hedges (net of taxes of $1 and $1)	(4)	(2)

Accumulated other comprehensive income	$235	$106

Accumulated other comprehensive income attributed to:
Shareholders of the company	$225	$104
Non-controlling interests	10	2

	$235	$106

19.	Equity (continued)

g)	Earnings Per Share

The following table reconciles our basic and diluted earnings per share:

(CAD$ in millions, except per share data)	2014	2013

Net basic and diluted profit attributable to shareholders of the company	$362	$961

Weighted average shares outstanding (000’s)	576,192	578,299
Dilutive effect of share options	996	1,166

Weighted average diluted shares outstanding	577,188	579,465

Basic earnings per share	$0.63	$1.66
Diluted earnings per share	$0.63	$1.66

At December 31, 2014, there were 9,471,916 (2013 – 6,949,016) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the periods presented because their effect is anti-dilutive.

h)	Provision for Tax Benefit

In 2013, the Canada Revenue Agency issued a proposed adjustment to our 2006 taxable income that would deny a deduction of $346 million claimed in relation to a premium paid on the redemption of our Cominco exchangeable debentures. The proposed adjustment would reduce the loss carryforward pools available to us to reduce taxes payable in the future rather than have an immediate cash effect. In light of the uncertainty raised by the proposed adjustment and as the original amount was credited directly to equity against our Class B subordinate voting shares, we recognized a provision at December 31, 2013 of $124 million, which was charged directly to equity. There has been no change in the provision for 2014 while we continue to discuss the proposed adjustment with the Canada Revenue Agency.

i)	Dividends

We declared dividends of $0.45 per share in the second and fourth quarters of 2014 and $0.45 per share in the second and fourth quarters of 2013. Dividends of $0.45 per share with a record date of December 15, 2014 were paid in January 2015.

20.	Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity for all comparative periods presented:

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2014	December 31, 2013

Highland Valley Copper	British Columbia, Canada	2.5%	$ 39	$ 33
Carmen de Andacollo	Region IV, Chile	10%	53	53
Quebrada Blanca	Region I, Chile	23.5%	95	88
Elkview Mine Limited Partnership	British Columbia, Canada	5%	43	40

			$ 230	$ 214

21.	Contingencies

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2014, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in a subsequent phase of the case.

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of the plaintiffs. The plaintiffs have subsequently filed amended pleadings in relation to air emissions. The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent TML motion seeking reconsideration of the dismissal. TML has sought leave to appeal both of these decisions in the Ninth Circuit on an interlocutory basis.

A hearing with respect to liability in connection with air emissions, if that claim survives, and past response costs is now expected to take place in December 2015 and a subsequent hearing, with respect to claims for natural resource damages and assessment costs, is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

21.	Contingencies (continued)

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

22.	Commitments

a)	Capital Commitments

As at December 31, 2014, we had contracted for $2.1 billion of capital expenditures that have not yet been incurred for the purchase of property, plant and equipment. This amount includes $1.6 billion for our share of Fort Hills capital commitments.

b)	Operating Lease Commitments

We lease office premises, mobile equipment and railcars under operating leases. The lease terms are between one year and 10 years.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(CAD$ in millions)	2014	2013

Less than one year	$53	$50
1 to 5 years	68	71
Thereafter	6	12

	$127	$133

Lease rentals amounting to $12 million (2013 – $10 million) for office premises, $32 million (2013 – $37 million) for mobile equipment and $9 million (2013 – $8 million) for railcars are included in the statement of income.

c)	Red Dog Commitments

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production occurred in 2012. An expense of US$195 million was recorded in 2014 (2013 – US$120 million) in respect of this royalty.

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all concentrates produced at the Red Dog operation. The lease requires TAK to pay a minimum annual user fee of US$18 million for the next 27 years.

d)	Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine’s free cash flow. An expense of $19 million was recorded in 2014 (2013 – $19 million) in respect of this royalty.

22.	Commitments (continued)

e)	Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates, for shipping and distribution of products and for other process inputs, which are incurred in the normal course of business. Over the last three years, we have entered into arrangements for the purchase of 240 megawatts of power for the expansion of our Quebrada Blanca Operations. These contracts contain monthly fixed prices and variable prices per hour and are effective from dates between November 2016 and January 2018, extending for 21 years. The majority of these contracts are subject to force majeure provisions.

f)	Sale of Interest in Gold Reserves and Resources

In 2010, Carmen de Andacollo sold an interest in the gold reserves and resources of the Carmen de Andacollo Operation to Royal Gold. Under the agreement, Royal Gold is entitled to 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter.

g)	Fort Hills Energy Limited Partnership

In November 2005, we acquired a 15% interest in Fort Hills, which is developing the Fort Hills oil sands project in Alberta, Canada. As consideration for our initial 15% interest, we contributed 34% of the first $2.5 billion of project expenditures. In September 2007, we acquired an additional 5% interest, bringing our interest to 20%. In consideration for our additional 5% interest, we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion. Thereafter, we are responsible for contributing our 20% share of project expenditures. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $7.5 billion and any unexpended amount will be distributed to the partners according to their partnership interests. Our share of project spending totalled $2.0 billion from November 2005 to December 31, 2014.

23.	Segmented Information

Based on the primary products we produce and our development projects, we have five reportable segments — coal, copper, zinc, energy and corporate — which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s-length prices.

(CAD$ in millions)	December 31, 2014
	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenue	$3,335	$2,586	$2,950	$3	$–	$8,874
Less: Inter-segment revenue	–	–	(275)	–	–	(275)

Revenue	3,335	2,586	2,675	3	–	8,599
Cost of sales	(3,134)	(1,908)	(2,026)	(3)	–	(7,071)

Gross profit	201	678	649	–	–	1,528
Other operating income (expenses)	(27)	(144)	(50)	(6)	(253)	(480)

Profit from operations	174	534	599	(6)	(253)	1,048
Net finance expense	(40)	(23)	(32)	–	(205)	(300)
Non-operating income (expenses)	17	(9)	12	(1)	(40)	(21)
Share of losses of associates and joint ventures	–	–	–	–	(3)	(3)

Profit before tax	151	502	579	(7)	(501)	724

Capital expenditures	678	582	239	702	12	2,213

Goodwill	1,203	507	–	–	–	1,710

Total assets	$20,928	$10,009	$3,892	$3,298	$(1,288)	$36,839

(CAD$ in millions)	December 31, 2013
	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenue	$4,113	$2,853	$2,638	$6	$–	$9,610
Less: Inter-segment revenue	–	–	(228)	–	–	(228)

Revenue	4,113	2,853	2,410	6	–	9,382
Cost of sales	(3,106)	(1,865)	(1,981)	(4)	–	(6,956)

Gross profit	1,007	988	429	2	–	2,426
Other operating income (expenses)	(39)	(113)	6	(12)	(291)	(449)

Profit from operations	968	875	435	(10)	(291)	1,977
Net finance expense	(48)	(22)	(35)	–	(221)	(326)
Non-operating income (expenses)	16	(2)	7	(2)	(25)	(6)
Share of losses of associates and joint ventures	–	–	–	–	(2)	(2)

Profit before tax	936	851	407	(12)	(539)	1,643

Capital expenditures	946	1,266	234	125	31	2,602

Goodwill	1,203	465	–	–	–	1,668

Total assets	$35,834	$11,406	$4,704	$2,517	$(18,278)	$36,183

23.	Segmented Information (continued)

The geographical distribution of our non-current assets is as follows:

(CAD$ in millions)	December 31, 2014	December 31, 2013

Canada	$22,665	$22,260
Chile	5,943	5,421
United States	933	861
Other	1,126	961

	$30,667	$29,503

Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

Revenue is attributed to regions based on the location of the port of delivery as designated by the customer and is as follows:

(CAD$ in millions)	2014	2013

Asia
China	$2,226	$2,458
Japan	1,231	1,461
South Korea	900	938
Other	727	778
Americas
United States	1,195	1,225
Canada	528	665
Latin America	272	289
Europe
Germany	372	624
Finland	267	215
Other	881	729

	$8,599	$9,382

24.	Accounting for Financial Instruments

a)	Financial Risk Management

Our activities expose us to a variety of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Hedging Committee and our Board of Directors.

Liquidity Risk

Liquidity risk arises from our general and capital financing needs. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 15 details our available credit facilities as at December 31, 2014.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2014 are as follows:

	Less Than			More Than
(CAD$ in millions)	1 Year	2–3 Years	4–5 Years	5 Years	Total

Trade accounts payable and other liabilities and dividends payable	$1,922	$–	$–	$–	$1,922
Debt (Note 15(d))	428	708	1,167	6,216	8,519
Estimated interest payments on debt	$401	$755	$681	$4,924	$6,761

Foreign Exchange Risk

We operate on an international basis and therefore, foreign exchange risk exposures arise from transactions denominated in a foreign currency. Our foreign exchange risk arises primarily with respect to the U.S. dollar and to a lesser extent, the Chilean peso and Peruvian sole. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses are denominated in local currencies.

We hedge a portion of our U.S. dollar denominated future cash flows on a quarterly basis with U.S. dollar forward sales contracts. We have elected not to actively manage other foreign exchange exposures at this time.

We also have various investments in U.S. dollar foreign operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against net investments in foreign operations. As at December 31, 2014, $6.5 billion of U.S. dollar debt was designated in this manner.

U.S. dollar financial instruments subject to foreign exchange risk are comprised of U.S. dollar denominated items held in Canada and are as follows:

(US$ in millions)	2014	2013

Cash and cash equivalents	$583	$476
Accounts receivable and other assets	447	506
Accounts payable	(301)	(359)
U.S. dollar forward sales contracts not designated as hedging instruments	(227)	(235)
U.S. dollar forward sales contracts designated as hedging instruments	(246)	(245)
Long term debt	(7,200)	(7,200)

	(6,944)	(7,057)
Net investment in foreign operations	6,684	7,716

Net U.S. dollar assets exposed	$(260)	$659

24.	Accounting for Financial Instruments (continued)

As at December 31, 2014, with other variables unchanged, a $0.10 strengthening (weakening) of the Canadian dollar against the U.S. dollar would have a $23 million (2013 – $39 million) decrease (increase) on profit before tax resulting from our financial instruments. There would also be a $25 million (2013 – $25 million) increase (decrease) in other comprehensive income from our U.S. dollar forward sales contracts designated as cash flow hedges and a $22 million (2013 – $52 million) decrease (increase) in other comprehensive income from the translation of our foreign operations.

Interest Rate Risk

Our interest rate risk mainly arises from our cash and cash equivalents. Our interest rate management policy is generally to borrow at fixed rates. However, floating rate funding may be used to fund short term operating cash flow requirements or, in conjunction with fixed to floating interest rate swaps, be used to offset interest rate risk from our cash. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but the cash flows, denominated in U.S. dollars, do not.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

As at December 31, 2014 and 2013, with other variables unchanged, a 1% change in the LIBOR rate would not have a significant effect on profit. There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead derivative contracts outstanding as described in Note 24(b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables and derivative contracts for zinc and lead.

The following represents the effect on pre-tax profit attributable to shareholders from a 10% change in commodity prices, based on outstanding receivables and payables subject to settlement pricing adjustments at December 31, 2014. There is no effect on other comprehensive income.

	Price on December 31,				Change in Profit Attributable to Shareholders
(CAD$ in millions, except for US$/lb. data)	2014		2013		2014	2013

Copper	$	US2.86/lb.	$	US3.35/lb.	$41	$29
Zinc	$	US0.99/lb.	$	US0.94/lb.	1	–
Lead	$	US0.84/lb.	$	US1.01/lb.	$1	$1

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our primary counterparties related to our cash, money market investments and derivative contracts carry investment grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. We manage credit risk for trade and other receivables through established credit monitoring activities. The only significant concentration of credit risk with any single counterparty or group of counterparties relates to our investments in U.S. Government securities. Our maximum exposure to credit risk at the reporting date is the carrying value of our cash and cash equivalents, receivables and derivative assets. While we are exposed to credit losses due to the non-performance of our counterparties, we do not consider this to be a material risk.

24.	Accounting for Financial Instruments (continued)

b)	Derivative Financial Instruments and Hedges

Sale and Purchase Contracts

Sales and purchases of metals in concentrates and cathodes are recognized on a provisional pricing basis when the significant risks and rewards of ownership pass to the customer, which is generally when the product is loaded onto a carrier specified by the customer. The final pricing for the product sold and purchased is contractually linked to market prices at a subsequent date. Adjustments are made to the associated receivable and payable in subsequent periods based on movements in quoted market prices up to the date of final pricing. These arrangements have the characteristics of a derivative instrument as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These settlement pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded as other operating income (expense). The profit effect of gains and losses on these contracts is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail Operations where the opposite effects occur.

The table below outlines our outstanding receivable and payable positions, which were provisionally valued at December 31, 2014 and at December 31, 2013, respectively.

	Outstanding at		Outstanding at
	December 31, 2014		December 31, 2013
(Pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Receivable positions
Copper	208	$2.86	135	$3.35
Zinc	117	$0.99	109	$0.94
Lead	41	$0.84	41	$1.01
Payable positions
Zinc payable	68	$0.99	85	$0.94
Lead payable	9	$0.84	22	$1.01

At December 31, 2014, total outstanding settlements receivable were $886 million and total outstanding settlements payable were $23 million, which are included in trade accounts receivable and trade accounts payable, respectively, on the consolidated balance sheet.

Economic Hedge Contracts

We enter into commodity forward sales and purchase contracts to mitigate the risk of price changes for a portion of our concentrate purchases and refined metal sales. These contracts effectively lock in prices for a portion of our smelter sales. We do not apply hedge accounting to these commodity forward sales contracts.

Certain customers purchase concentrate and refined metal products at fixed forward prices from our operations. Forward purchase commitments for these metal products are matched to specific fixed price sales commitments to customers.

Zinc Swaps

Due to ice conditions, the port serving our Red Dog Mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. During 2014, we purchased and sold zinc swaps to match our economic exposure to the average zinc price over our shipping year, which is from July of one year to June of the following year. We do not apply hedge accounting to the zinc swaps.

24.	Accounting for Financial Instruments (continued)

The fair value of our commodity swaps and forward sales contracts is calculated using a discounted cash flow method based on forward metal prices. A summary of our free-standing derivative contracts and related fair values as at December 31, 2014 is as follows:

	Quantity	Average Price of Purchase Commitments		Average Price of Sale Commitments	Fair Value Asset (Liability) (CAD$ in millions)

Derivatives not designated as hedging instruments

Commodity swaps:
Zinc	156 million lbs.	$	US1.03/lb.	$ US0.99/lb.	$(6)
Lead	36 million lbs.	$	US0.91/lb.	$ US0.84/lb.	(3)

Forward sales contracts
U.S. dollar	US$227 million			CAD$/US$1.14	(4)

					(13)

Derivatives designated as hedging instruments
U.S. dollar forward sales contracts	US$246 million			CAD$/US$1.14	$(5)

All free-standing derivative contracts mature in 2015.

Derivatives designated as hedging instruments in the amount of $5 million and derivatives not designated as hedging instruments in the amount of $13 million are recorded in trade accounts payable and other liabilities on the consolidated balance sheet.

In addition to the above, one of our road and port contracts contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $5 million at December 31, 2014 (2013 – $6 million), and is included in other liabilities and provisions on the consolidated balance sheet.

24.	Accounting for Financial Instruments (continued)

Derivatives Not Designated as Hedging Instruments

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense)		Amount of Loss Recognized in Other Non-Operating Income (Expense)

	2014	2013	2014	2013
Zinc derivatives	$(5)	$3	$–	$–
Lead derivatives	(4)	–	–	–
Copper derivatives	2	(1)	–	–
U.S. forward sales	–	–	–	(6)
Settlements receivable and payable	(130)	(62)	–	–
Other	–	–	(1)	(2)

	$(137)	$(60)	$(1)	$(8)

Losses on U.S. dollar forward sales are included in foreign exchange losses in non-operating income (expense) (Note 8).

Hedges

Cash flow hedges

At December 31, 2014, U.S. dollar forward sales contracts with a notional amount of US$246 million remained outstanding. The contracts matured in early 2015. These contracts have been designated as cash flow hedges of a portion of our future cash flows from anticipated U.S. dollar coal sales. We have determined that they are highly effective hedges from inception to December 31, 2014.

Unrealized gains and losses on our U.S. dollar forward sales contracts designated as cash flow hedges are recorded in other comprehensive income. Realized gains and losses on these settled contracts are recorded in revenue at the same time as the hedged transactions.

The following table provides information regarding the effect of U.S. dollar forward sales contracts that are derivative instruments designated as cash flow hedges on our consolidated statements of income and comprehensive income in 2014 and 2013:

(CAD$ in millions)	2014	2013
Losses recognized in other comprehensive income (effective portion)	$(25)	$(18)
Losses reclassified from accumulated other comprehensive income into income (effective portion)	(23)	(15)
Location of losses reclassified from accumulated other comprehensive income into income	Revenue	Revenue

Net investment hedge

Our hedges of net investments in foreign operations were effective, and no ineffectiveness was recognized in profit for the period.

25.	Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 —	Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents and marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 —	Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 —	Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

25.	Fair Value Measurements (continued)

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2014 and 2013 are summarized in the following table:

(CAD$ in millions)	2014				2013

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$1,651	$–	$–	$1,651	$2,598	$–	$–	$2,598
Marketable equity securities	270	–	–	270	260	–	–	260
Debt securities	–	–	16	16	–	–	16	16
Settlements receivable	–	886	–	886	–	695	–	695
Derivative instruments	–	–	–	–	–	1	–	1

	$1,921	$886	$16	$2,823	$2,858	$696	$16	$3,570

Financial liabilities
Derivative instruments	$–	$23	$–	$23	$–	$10	$–	$10
Settlements payable	–	23	–	23	–	42	–	42

	$–	$46	$–	$46	$–	$52	$–	$52

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made during the years ended December 31, 2014 or 2013.

26.	Capital Risk Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business, while minimizing the cost of such capital and providing for returns to our shareholders. Our debt is rated investment grade by independent rating agencies that assess, among other things, our ability to meet our financial obligations and policies. These policies include, on average over time, a target debt to debt-plus-equity ratio of approximately 30% and a target ratio of debt to EBITDA of approximately 2.5. These ratios are expected to vary from their target levels from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We also maintain a committed revolving credit facility with strongly rated banks to ensure adequate liquidity.

As at December 31, 2014, our debt to debt-plus-equity ratio was 31% (2013 – 29%) and our debt to EBITDA ratio was 3.6 (2013 – 2.5). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our dividend policy and the issuance of equity capital as well as through the ongoing management of operations, investments and capital expenditures.

27.	Key Management Compensation

The compensation for key management, which includes our directors and senior vice presidents, in respect of employee services is as follows:

(CAD$ in millions)	2014	2013

Salaries, director fees and other short term benefits	$14	$16
Post-employment benefits	4	1
Share-based compensation	6	11

	$24	$28

28.	Supplemental Guarantor Condensed Consolidating Financial Information

Teck Metals Ltd. (Teck Metals), a wholly owned subsidiary of Teck Resources Limited (Teck, or our), provides a full and unconditional guarantee or the equivalent in respect of substantially all of our outstanding indebtedness for borrowed money.

The following tables set forth condensed consolidating financial information for Teck Metals as at December 31, 2014 and December 31, 2013. The information is presented with separate columns for: (i) Teck; (ii) Teck Metals; (iii) our other subsidiaries on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. The investments in subsidiaries held by Teck, Teck Metals and other non-guarantor subsidiaries have been accounted for using the equity method of accounting. Antamina and Fort Hills are not considered subsidiaries and, as such, our share of their results and balances are included in consolidation adjustments in the following tables.

During the period, we completed an internal reorganization that transferred certain mining assets previously held by our wholly-owned subsidiaries to the parent company.

As at December 31, 2014

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (CAD$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	$413	$152	$1,388	$76	$2,029
Current income taxes receivable	13	16	57	14	100
Trade accounts and intra-group receivables	7,226	288	11,356	(17,834)	1,036
Inventories	27	382	1,274	69	1,752

	7,679	838	14,075	(17,675)	4,917

Financial and other assets	1,531	1,430	1,062	(3,129)	894
Investments in associates	32,929	3,680	946	(37,523)	32
Property, plant and equipment	219	1,206	24,027	3,473	28,925
Deferred income tax assets	–	343	18	–	361
Goodwill	–	–	1,710	–	1,710

	$42,358	$7,497	$41,838	$(54,854)	$36,839

Trade accounts and intra-group payables and
other liabilities	$9,882	$8,485	$1,149	$(17,853)	$1,663
Dividends payable	259	–	–	–	259
Current income taxes payable	–	2	52	5	59
Debt	347	–	10	71	428

	10,488	8,487	1,211	(17,777)	2,409

Debt	9,152	1,184	834	(3,157)	8,013
Deferred income tax liabilities	4,018	–	1,834	239	6,091
Retirement benefit liabilities	52	230	290	–	572
Other liabilities and provisions	42	139	688	49	918

	23,752	10,040	4,857	(20,646)	18,003
Equity
Attributable to shareholders of the company	18,606	(2,543)	36,751	(34,208)	18,606
Attributable to non-controlling interests	–	–	230	–	230

	18,606	(2,543)	36,981	(34,208)	18,836

	$42,358	$7,497	$41,838	$(54,854)	$36,839

28.	Supplemental Guarantor Condensed Consolidating Financial Information (continued)

Year Ended December 31, 2014

As Reported in IFRS (CAD$ in millions)	Teck	Teck Metals	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION
Revenue	$99	$1,709	$6,408	$383	$8,599
Cost of sales	(120)	(1,630)	(5,310)	(11)	(7,071)

Gross profit	(21)	79	1,098	372	1,528
Other operating expenses
General and administration	(97)	(7)	(30)	15	(119)
Exploration	(11)	–	(45)	(4)	(60)
Research and development	(5)	(9)	–	(6)	(20)
Other operating income (expense)	(76)	(4)	(163)	(38)	(281)

Profit (loss) from operations	(210)	59	860	339	1,048

Finance income	77	75	2	(150)	4
Finance expense	(472)	(86)	(75)	329	(304)
Non-operating income (expense)	(692)	16	(121)	776	(21)
Share of profit (losses) of associates	1,424	71	233	(1,731)	(3)

Profit before tax	127	135	899	(437)	724

Provision for income taxes	235	(200)	(147)	(230)	(342)

Profit for the year	$362	$(65)	$752	$(667)	$382

Profit attributable to:
Shareholders of the company	$362	$(65)	$732	$(667)	$362
Non-controlling interests	–	–	20	–	20

Profit for the year	$362	$(65)	$752	$(667)	$382

28.	Supplemental Guarantor Condensed Consolidating Financial Information (continued)

Year Ended December 31, 2014

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (CAD$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating activities	$1,169	$208	$3,552	$(2,651)	$2,278

Investing activities
Purchase of property, plant and equipment	(13)	(126)	(689)	(670)	(1,498)
Capitalized production stripping costs	–	–	(652)	(63)	(715)
Expenditures on financial investments and other assets	(21)	(1)	(21)	(1)	(44)
Proceeds from the sale of investments and other assets	3	6	25	–	34

	(31)	(121)	(1,337)	(734)	(2,223)
Financing activities
Issuance of debt	–	–	12	–	12
Repayment of debt	–	–	(30)	(40)	(70)
Debt interest paid	(379)	–	(2)	–	(381)
Issuance of Class B subordinate voting shares	–	–	–	–	–
Purchase and cancellation of Class B subordinate voting shares	(5)	–	–	–	(5)
Dividends paid	(518)	–	–	–	(518)
Distributions to non-controlling interests	–	–	(23)	–	(23)
Interdivision distributions	–	(282)	(3,153)	3,435	–

	(902)	(282)	(3,196)	3,395	(985)
Effect of exchange rate changes on cash
and cash equivalents	24	19	140	4	187

Increase (decrease) in cash and
cash equivalents	260	(176)	(841)	14	(743)

Cash and cash equivalents at beginning
of year	153	328	2,229	62	2,772

Cash and cash equivalents at end of year	$413	$152	$1,388	$76	$2,029

28.	Supplemental Guarantor Condensed Consolidating Financial Information (continued)

As at December 31, 2013

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (CAD$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	$153	$328	$2,229	$62	$2,772
Current income taxes receivable	8	18	44	1	71
Trade accounts and intra-group receivables	3,718	143	12,212	(14,841)	1,232
Inventories	20	441	1,181	53	1,695

	3,899	930	15,666	(14,725)	5,770

Financial and other assets	1,306	1,080	1,138	(2,778)	746
Investments in associates	31,590	24,792	882	(57,240)	24
Property, plant and equipment	267	1,131	23,782	2,631	27,811
Deferred income tax assets	–	–	10	154	164
Goodwill	–	–	1,668	–	1,668

	$37,062	$27,933	$43,146	$(71,958)	$36,183

Trade accounts and intra-group payables and
other liabilities	$7,987	$4,843	$3,815	$(14,861)	$1,784
Dividends payable	259	–	–	–	259
Current income taxes payable	–	1	41	19	61
Debt	–	–	12	47	59

	8,246	4,844	3,868	(14,795)	2,163

Debt	8,702	906	867	(2,811)	7,664
Deferred income tax liabilities	1,450	2,285	1,852	321	5,908
Retirement benefit liabilities	32	213	234	–	479
Other liabilities and provisions	35	170	916	37	1,158

	18,465	8,418	7,737	(17,248)	17,372
Equity
Attributable to shareholders of the company	18,597	19,515	35,195	(54,710)	18,597
Attributable to non-controlling interests	–	–	214	–	214

	18,597	19,515	35,409	(54,710)	18,811

	$37,062	$27,933	$43,146	$(71,958)	$36,183

28.	Supplemental Guarantor Condensed Consolidating Financial Information (continued)

Year Ended December 31, 2013

As Reported in IFRS (CAD$ in millions)	Teck	Teck Metals	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totall
CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION
Revenue	$119	$1,760	$6,909	$594	$9,382
Cost of sales	(131)	(1,695)	(5,084)	(46)	(6,956)

Gross profit	(12)	65	1,825	548	2,426
Other operating expenses
General and administration	(101)	(5)	(29)	6	(129)
Exploration	(20)	–	(65)	(1)	(86)
Research and development	(2)	(16)	–	–	(18)
Other operating income (expense)	(77)	(1)	(98)	(40)	(216)

Profit (loss) from operations	(212)	43	1,633	513	1,977

Finance income	132	70	18	(207)	13
Finance expense	(440)	(151)	(85)	337	(339)
Non-operating income (expense)	(511)	(48)	(117)	670	(6)
Share of profit (losses) of associates	1,993	1,055	339	(3,389)	(2)

Profit before tax	962	969	1,788	(2,076)	1,643

Provision for income taxes	(1)	(229)	(121)	(282)	(633)

Profit for the year	$961	$740	$1,667	$(2,358)	$1,010

Profit attributable to:
Shareholders of the company	$961	$740	$1,618	$(2,358)	$961
Non-controlling interests	–	–	49	–	49

Profit for the year	$961	$740	$1,667	$(2,358)	$1,010

28.	Supplemental Guarantor Condensed Consolidating Financial Information (continued)

Year Ended December 31, 2013

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (CAD$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating activities	$1,051	$751	$3,955	$(2,879)	$2,878

Investing activities
Purchase of property, plant and equipment	(54)	(138)	(1,521)	(145)	(1,858)
Capitalized production stripping costs	–	–	(677)	(67)	(744)
Expenditures on financial investments and
other assets	(280)	–	(25)	(20)	(325)
Proceeds from the sale of investments
and other assets	497	–	5	–	502

	163	(138)	(2,218)	(232)	(2,425)
Financing activities
Issuance of debt	–	–	–	–	–
Repayment of debt	–	–	(24)	(15)	(39)
Debt interest paid	(355)	–	(3)	3	(355)
Issuance of Class B subordinate voting shares	1	–	–	–	1
Purchase and cancellation of Class B
subordinate voting shares	(176)	–	–	–	(176)
Dividends paid	(521)	–	–	–	(521)
Distributions to non-controlling interests	–	–	(38)	–	(38)
Interdivision distributions	–	(307)	(2,805)	3,112	–

	(1,051)	(307)	(2,870)	3,100	(1,128)
Effect of exchange rate changes on cash
and cash equivalents	8	15	153	4	180

Increase (decrease) in cash and cash equivalents	171	321	(980)	(7)	(495)

Cash and cash equivalents at beginning
of year	(18)	7	3,209	69	3,267

Cash and cash equivalents at end of year	$153	$328	$2,229	$62	$2,772